SCHEDULE 2.1.2

       REAL PROPERTY SUBJECT TO CONSERVATION RESTRICTIONS

     The Conservation Restrictions will be imposed on a portion of the so-called "Bachelor Brook Parcel" and on a portion of the so-called "Stony Brook Parcel" in South Hadley, Massachusetts, which portions are both shown as "Area A" on the plan attached hereto and made a part of this Schedule 2.1.2.